Mail-Stop 4561
		 							October 23, 2007

Via facsimile and U.S. Mail
Ms. Anne V. Lee
Acting President and Chief Executive Officer
Coast Financial Holdings, Inc.
1301- 6th Avenue West
Suite 300
Bradenton, Florida 34205

Re:    Coast Financial Holdings, Inc.
                     Revised Preliminary Proxy Statement
	         File Nos. 000-50433
                     Filed October 12, 2007

Dear Ms. Lee:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Shareholder Letter
1. Revise the third paragraphs to disclose the Deficiency at the most recent practicable date both here and on the cover page of the proxy statement.

The Merger
Recommendation of our Board of Directors and Reasons for the Merger
Adverse Factors Considered, page 15
2. Revise to address the valuation analyses both here and in the second bullet on page 13 where all analyses indicated values higher than the offer (except for the low end of the capital deterioration analysis). Either indicate that the Board (or Special Committee) did not use the analyses or, explain why, in light of that analyses, it is recommending the transaction.

The Loan Transaction, page 39
3. Revise to clarify the effect a default will have on current holders of company stock.

*	*	*	*	*	*	*	*	*

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3698.

						Sincerely,


						Mark Webb
						Branch Chief
					Financial Services Group









cc:	Via U.S. Mail and Fax:

      Rick Denmon, Esq.
	Carlton Fields P.A.
	4221 West Boyscout Blvd.
	Suite 1000
	Tampa, FL 33607
	Phone (813) 229-4219
	Facsimile (813) 229-4133
Ms. Anne V. Lee
Coast Financial Holdings, Inc.
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